SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 0-18760

UNILENS VISION INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of Incorporation)

1910-400 Burrard Street

Vancouver, British Columbia, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit No.	Description

Exhibit 1	Form 51-901F – First Quarter Ended September 30, 2003.

Exhibit 2	Form 51-901F – First Quarter Ended December 31, 2003.

Exhibit 3	News Release, dated August 28, 2003.

Exhibit 4	News Release, dated October 20, 2003.

Exhibit 5	News Release, dated October 29, 2003.

Exhibit 6	News Release, dated November 18, 2003.

Exhibit 7	News Release, dated December 1, 2003.

Exhibit 8	News Release, dated December 9, 2003.

Exhibit 9	News Release, dated January 6, 2004.

Exhibit 10	News Release, dated January 14, 2004.

Exhibit 11	News Release, dated January 16, 2004.

Exhibit 12	News Release, dated February 17, 2004.

Exhibit 13	News Release, dated March 2, 2004.

Exhibit 14	News Release, dated March 3, 2004.

FORWARD LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT ON FORM 6-K CONTAINS STATEMENTS THAT ARE, OR MAY BE DEEMED TO BE, FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AND ARE MADE IN RELIANCE UPON THE PROTECTIONS PROVIDED BY SUCH ACTS FOR FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS REPORT ON FORM 6-K REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED IN THIS REPORT ON FORM 6-K, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS REPORT ON FORM 6-K, THE WORDS “ANTICIPATES”, “BELIEVES”, “EXPECTS”, “INTENDS”, “FUTURE”,. “MAY”, “WILL”, “WOULD”, “COULD”, “SHOULD”, “EXPECTS”, “INTENDS”, “PLAN”, “ESTIMATES”, “PREDICTS”, “PROJECTS”, “SEEKS”, “POTENTIAL”, “LIKELY”, “CONTINUE”, AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT ON FORM 6-K. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ON FORM 6-K ARE MADE ONLY AS OF THE DATE OF THIS REPORT ON FORM 6-K, AND WE DO NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR CORRECT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT SUBSEQUENTLY OCCUR OR WHICH WE, AFTER THE DATE OF THIS REPORT ON FORM 6-K, BECOME AWARE OF. YOU SHOULD READ THIS DOCUMENT AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS REPORT ON FORM 6-K COMPLETELY AND WITH THE UNDERSTANDING THAT OUR ACTUAL FUTURE RESULTS MAY BE MATERIALLY DIFFERENT FROM WHAT WE EXPECT. WE MAY NOT UPDATE THESE FORWARD-LOOKING STATEMENTS, EVEN IF OUR SITUATION CHANGES IN THE FUTURE. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US ARE EXPRESSLY QUALIFIED BY THESE CAUTIONARY STATEMENTS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Unilens Vision Inc.

By:	/s/ Alfred W. Vitale
	Name:	Alfred W. Vitale
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Form 51-901F – First Quarter Ended September 30, 2003.

Exhibit 2	Form 51-901F – First Quarter Ended December 31, 2003.

Exhibit 3	News Release, dated August 28, 2003.

Exhibit 4	News Release, dated October 20, 2003.

Exhibit 5	News Release, dated October 29, 2003.

Exhibit 6	News Release, dated November 18, 2003.

Exhibit 7	News Release, dated December 1, 2003.

Exhibit 8	News Release, dated December 9, 2003.

Exhibit 9	News Release, dated January 6, 2004.

Exhibit 10	News Release, dated January 14, 2004.

Exhibit 11	News Release, dated January 16, 2004.

Exhibit 12	News Release, dated February 17, 2004.

Exhibit 13	News Release, dated March 2, 2004.

Exhibit 14	News Release, dated March 3, 2004.